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FORM 3


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    Severs, Dwight W.
    770 North Carpenter Street
    Titusville, FL 32796

2.   Date of Event Requiring Statement (Month/Day/Year)
     5/1/98

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4.   Issuer Name and Ticker or Trading Symbol
     The Goldfield Corporation       GV

5.   Relationship of Reporting Person to Issuer (Check all applicable)
      X  Director              / / 10% Owner
     / / Officer              / / Other
     (give title below)      (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
      X    Form filed by One Reporting Person
     / /   Form filed by More than One Reporting Person


            Table I   Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)
     Common Stock Par Value $.10 per share

2.   Amount of Securities Beneficially Owned (Instr. 4)
     2,000

3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

4.   Nature of Indirect Beneficial Ownership (Instr. 5)
     Direct/Beneficial


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see
   Instruction 5(b)(v).


             Table II   Derivative Securities Beneficially Owned


1.   Title of Derivative Security (Instr. 4)

2.   Date Exercisable and Expiration Date (Month/Day/Year)
        Date Exercisable                 Expiration Date

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
             Title                    Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:

                           /              /
                           Dwight W. Severs                       5/11/98
                     **Signature of Reporting Person               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



SEC 1473 (9-96)